2021 Fourth Quarter Earnings Conference January 13, 2022

Agenda Welcome Jeff Su, IR Director 4Q21 Financial Results and 1Q22 Outlook Wendell Huang, CFO Key Messages Wendell Huang, CFO C.C. Wei, CEO Q&A

Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 16, 2021 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income

4Q21 Revenue by Technology


0.11/0.13um
3%
0.15/0.18um
6%
90nm
2%
65nm
5%
0.25um and above
2%
40/45nm
8%
5nm
23%
28nm
11%
16nm
13%
7nm
27%
20nm
0%


7nm and Below Revenue
Revenue (NT$B)
250
200
150
100
50
-
1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21
7nm
5nm

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TSMC Property

Revenue by Technology



2021
0.11/0.13um 3%
0.15/0.18um 6%
0.25um and above 2%
90nm 2%
65nm 5%
40/45nm 7%
28nm 11%
16nm 14%
20nm 0%
7nm 31%
5nm 19%



2020
0.11/0.13um 3%
0.15/0.18um 7%
0.25um and above 2%
90nm 2%
65nm 5%
40/45nm 9%
28nm 13%
16nm 17%
20nm 1%
10nm 0%
7nm 33%
5nm 8%

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TSMC Property

4Q21 Revenue by Platform Smartphone 44% Automotive 4% HPC 37% DCE 3% Others 3% IoT 9% Smartphone Automotive Others HPC IoT DCE

2021 Revenue by Platform Smartphone 44% Automotive 4% HPC 37% DCE 4% Others 3% IoT 8% Smartphone Automotive Others HPC IoT DCE

Balance Sheets & Key Indices

Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures *

2021 Financial Highlights

1Q22 Guidance Revenue to be between US$ 16.6 billion and US$ 17.2 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 27.6 NT dollars, management expects: Gross profit margin to be between 53% and 55% Operating profit margin to be between 42% and 44%

Unleash Innovation

Recap of Recent Major Events

- TSMC Presents 2021 Excellent Performance Award to Outstanding Suppliers (2021/12/16)
- TSMC Introduces N4X Process, the Newest 5nm Enhancement Tailored for High Performance Computing Products (2021/12/16)
- MediaTek and TSMC Unveil the World's First 7nm 8K Resolution Digital TV System-on-Chip (2021/11/22)
- TSMC to Build Specialty Technology Fab in Japan with Sony Semiconductor Solutions as Minority Shareholder (2021/11/09)
- TSMC Board of Directors Approved NT$2.75 Cash Dividend for the Third Quarter of 2021 and Set March 16 as Ex-Dividend Date, March 22 as the Record Date and April 14, 2022 as the Distribution Date (2021/11/09)
- TSMC Recognizes Partners of the Year at 2021 OIP Ecosystem Forum (2021/10/27)
- TSMC Expands Advanced Technology Leadership with N4P Process (2021/10/26)

- Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements

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